August 5, 2025

Thomas S. Whelan
Chief Financial Officer
Coeur Mining, Inc.
200 South Wacker Drive, Suite 2100
Chicago, Illinois 60606

       Re: Coeur Mining, Inc.
           Form 10-Q for the Fiscal Quarter Ended March 31, 2025
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Response dated July 11, 2025
           File No. 001-08641
Dear Thomas S. Whelan:

        We have reviewed your July 11, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

       Unless we note otherwise, any references to prior comments are to comments in our
June 26, 2025 letter

Response dated July 11, 2025
Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Non-GAAP Financial Performance Measures, page 38

1.     We note your response to prior comment 1 regarding the adjustment for
Acquired
       inventory purchase price.    However, we do not agree that this
adjustment is
       appropriate within the context of Question 100.04 of the Compliance and Disclosure
       Interpretations on Non-GAAP Financial Measures. Please revise your presentation to remove this purchase accounting adjustment from your Adjusted net income
(loss)
       and Adjusted EBITDA measures.
 August 5, 2025
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Performance Measures, page 57

2. We note your response to prior comment 2 regarding inventory adjustments. Please reconcile the inventory adjustment amounts for the Rochester mine in the table of your response on page 4 to the inventory adjustments excluded from Adjusted costs applicable to sales. For example, we note the inventory adjustment for 2023 of $(104)
       in your response does not agree with the adjustment in the 2024 earnings release of
       $(17,305). For 2022, we note the adjustment of $1,273 in your response is not equal to the amount disclosed in the 2023 earnings release of $(9,232).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ranjit Singh Pawar at 202-551-2702 or Jennifer O'Brien at 202-551-
3721 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation